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                              September 1, 2020

       Gang Lai
       Chief Executive Officer
       Universe Pharmaceuticals Inc.
       265 Jingjiu Avenue
       Jingii Jishu Kaifa District
       Jiangxi, China

                                                        Re: Universe
Pharmaceuticals Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed August 17,
2020
                                                            File No. 333-248067

       Dear Mr. Lai:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed August 17, 2020

       Exhibits

   1. Please have counsel to revise the Exhibit 5.1 opinion to opine that the warrants will be binding obligations of
the company, and to opine on the ordinary shares underlying the warrants that are also
being registered, in accordance with Section II.B.1.f of Staff Legal
                                                        Bulletin No. 19.
   2. The Exhibit 5.1 opinion should not assume conclusions of law that are necessary for the ultimate opinion.
Please filed a revised Exhibit 5.1 opinion that does not include the assumptions set forth
in paragraphs (9), (10), (11), (12), (14), (15), (16) and (18) of
                                                        Schedule 2. For
guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
 Gang Lai
Universe Pharmaceuticals Inc.
September 1, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameGang Lai
                                                           Division of
Corporation Finance
Comapany NameUniverse Pharmaceuticals Inc.
                                                           Office of Life
Sciences
September 1, 2020 Page 2
cc:       Ying Li, Esq.
FirstName LastName